Exhibit 99.1

Option Exchange Program
Questions and Answers
22 May 2009
2009 Option Exchange Program
Questions and Answers
as of 22 May 2009
The following Questions & Answers were prepared to address common questions employees may have regarding the proposed Option Exchange program. Shareholder approval for the program will be solicited at the Extraordinary General Meeting of shareholders expected to held at the end of June, 2009.
Flextronics is seeking shareholder approval to offer a one-time Option Exchange. These Q&As are based on the information contained in the option exchange proposal (Proposal No. 1) in our preliminary proxy statement filed with the Securities and Exchange Commission (SEC) on May 21, 2009. Even if Flextronics’s shareholders approve the program, the company may still decide either not to implement the program or to delay its implementation. The following information is provided as of May 22, 2009 and does not contain complete details about the Option Exchange program. Additional information is contained in the Flextronics proxy statement.
If you have additional questions after reading this Q&A, please submit a question (option.exchangeinfo@flextronics.com) for more assistance. We will not respond to questions individually; however, each question will be reviewed and, if appropriate, included in an update to the Q&A document that will be posted at (http://intranet.flextronics.com/hr/default.aspx) on a periodic basis.

Q1	What is happening?

A1	Flextronics is seeking shareholder approval to offer a one-time Option Exchange program to certain eligible employees in the U.S. and outside the U.S. If implemented, the Option Exchange program will allow eligible employees to exchange certain underwater stock options for fewer stock options. The exchange ratios will be designed to provide participants with replacement options with a value that is not greater than the value of the exchanged options. All replacement options would be granted under the Company’s 2001 Equity Incentive Plan, the 2002 Interim Incentive Plan or the Solectron Corporation 2002 Stock Plan.

Q2	Why is this happening? Why now? What’s changed? Why is Flextronics proposing to offer to exchange our stock options?

A2	The sustained decline in the price of Flextronics stock has had a negative impact on our ability to retain and motivate employees through the use of stock options. Because such a large number of our outstanding options have exercise prices well above the current stock price, many employees believe their options are of little or no value. These outstanding options are no longer an effective means of retaining our key talent. We will continue to recognize the expense for unvested options irrespective of the fact the options are likely to remain unexercised until they expire. Flextronics is proposing to offer this exchange because we want to encourage retention and build engagement among our employees.

Q3	Why did this decision get made?

A3	We believe an Option Exchange program would increase retention and engage employees while avoiding potential additional dilution to our shareholders’ interests. It would also allow Flextronics to recapture the value of compensation costs already being incurred for underwater options.

Q4	Who at Flextronics will be eligible for the Option Exchange program?

A4	Generally, employees will be eligible to participate if they hold stock options that meet all of the following criteria:

1. Were issued at least 12 months prior to the date of the commencement of the option exchange program, and

2. Have an exercise price above $10.00.

The program will not be made available to former employees or retirees.

Unfortunately, we will not be able to offer the Option Exchange program to employees in those countries where local law, expense, complexity, administrative burden or similar considerations would make their participation illegal, infeasible or impractical and where exclusion otherwise is consistent with our compensation policies with respect to employees in those countries. Also, our CEO, Mike McNamara, our CFO, Paul Read, and certain members of the Flextronics senior leadership team and Board of Directors will not be eligible to participate.

Q5	What countries will participate in the Option Exchange program?

A5	The specific countries that will be included in the program will be communicated when the exchange period is opened, assuming the proposal receives shareholder approval, and is implemented.

Q6	Will executives be eligible for the Option Exchange program?

A6	Our CEO, Mike McNamara, our CFO, Paul Read, and certain members of the Flextronics senior leadership team, will not be eligible to participate; additionally, members of our Board of Directors will not be eligible to participate.

Q7	What is a stock option?

A7	A stock option is a right to buy a share of Flextronics stock at a fixed price (also known as the grant or exercise price) for a specified period of time. Employees typically must wait a specified period of time (known as the vesting period) before exercising the option.

Q8	What is an Option Exchange program?

A8	An Option Exchange program allows eligible employees to voluntarily exchange outstanding stock options for fewer replacement stock options with a lower exercise price. If approved by shareholders, the proposed Flextronics option exchange program would be available to eligible employees with outstanding stock options that have been issued at least 12 months prior to the date of the commencement of the option exchange program and that have a per share exercise price of $10.00 per share or more. The replacement stock options would be granted following the expiration of a tender offer period.

Q9	Why doesn’t the exchange start immediately?

A9	The Option Exchange program must be approved by a majority vote of the company’s shareholders voting on the proposal at the Company’s Extraordinary General Meeting which we expect will be held at the end of June 2009. There is no guarantee the shareholders will approve this program. If the program is approved, the company intends to begin the exchange period as soon as administratively feasible, subject to the approval of the Compensation Committee.

Q10	What is the expected timeline of this exchange offer?

A10	The timeline of the exchange, if implemented, will not be determined until the proposal has been approved by the Company’s shareholders.

Q11	Will I be able to elect to exchange my options for restricted stock or cash?

A11	The proposed program is designed to provide a value-for-value exchange of stock options. We selected stock options because they provide value to employees only if we are successful in driving improvements in our stock price. In some countries outside the US, legal or administrative circumstances may limit our ability to exchange stock options.

Q12	How many new options would I get if I choose to participate?

A12	Eligible options would be able to be exchanged for a lesser number of replacement options with a lower exercise price based on a specific exchange ratio. If implemented, the actual exchange ratios will be determined by the Compensation Committee of Flextronics’s Board of Directors following approval of the program by shareholders. Our preliminary estimate is that options with exercise prices of between $10.00 to $11.99 will be exchanged at a ratio of 1.6 to 1; and options with an exercise price of $12 or greater will be exchanged at a ratio of 2.5 to 1. The exchange ratios will be computed to produce a “value neutral” exchange, which means that the fair value of the options surrendered will be approximately the same as the new options granted.

Q13	Would I be able to exchange only a portion of my eligible options?

A13	Yes. You would be able to elect to exchange your eligible options on a grant-by-grant basis. However, you would not be able to split a single grant. In other words, if you have a grant of 1,000 options, you would not be able to choose to exchange 500 options and keep 500 options. You would be able to either exchange all 1,000 options from that grant or none of those 1,000 options.

Q14	Will this exchange offer include both vested and unvested options?

A14	Yes. This exchange offer will include eligible outstanding options, whether vested or not. If you have exercised an option, it is no longer outstanding and is not eligible.

Q15	What will the new vesting terms be for new options?

A15	As proposed, the new options would vest as follows:

Time Remaining in Existing Vesting Schedule:	New Vesting Schedule:
Two Years or Less	Two Years (with 25% of the options vesting on the first anniversary of the grant date and the remaining options vesting in 12 equal monthly installments thereafter)
Two — Three Years	Three Years (with 25% of the options vesting on the first anniversary of the grant date and the remaining options vesting in 24 equal monthly installments thereafter)
Three — Four Years	Four Years (with 25% of the options vesting on the first anniversary of the grant date and the remaining options vesting in 36 equal monthly installments thereafter)

Q16	How would I decide whether or not to exchange my eligible options for new options?

A16	The decision will be yours. Flextronics cannot advise you as to whether or not you should participate in the program, or what (if any) options you should exchange. If the Option Exchange program is approved by shareholders and the Compensation Committee decides that the Option Exchange is feasible, Flextronics will file written materials relating to the program with the SEC as part of a tender offer statement. These materials will also be forwarded to employees who are eligible to participate in the Option Exchange program.

Q17	How do I find out how many eligible options I have and what their exercise prices are?

A17	You can login to your UBS account to see all of your outstanding stock options, including their exercise price, terms and when they expire. If the program is approved, you would receive more details regarding the process for participating.

Q18	Would this exchange offer affect future equity grants?

A18	This is a one-time event to exchange certain outstanding options. It does not affect our ongoing compensation programs, including our equity grants. However, we expect that fewer options will be granted in FY2010.

Q19	Will I have to participate in the Option Exchange program?

A19	Participation in the Option Exchange program will be completely voluntary. If you choose not to participate, you would keep all of your outstanding stock options, including the stock options that are eligible for the Option Exchange program, and you would not receive a replacement grant. No changes would be made to the terms of your current stock options if you choose not to participate.

Q20	Where can I find additional information about the Option Exchange program?

A20	Additional information about the option exchange offer can be found in Flextronics’s preliminary proxy statement that was filed with the SEC on May 21, 2009. A copy of the preliminary proxy statement can be found at www.Flextronics.com/investor. A copy of the preliminary proxy statement also can be found by searching Flextronics’s filings at www.sec.gov.

Q21	Why isn’t the exchange ratio set one-for-one?

A21	Outstanding options that are underwater have less value than the replacement options that would be granted under the Option Exchange program. Because of this, more underwater options are required to equal the value of a replacement option. If the ratio were set at one-for-one, it would result in an accounting expense for Flextronics, which we do not believe is in the best interest of our shareholders.

Q22	What would my new exercise price be?

A22	The new stock options would be granted with an exercise price equal to the closing price of Flextronics’s ordinary shares on the new stock option grant date, which will occur following the close of the offering period

Q23	Can you provide me with an example of how the exchange ratios would work?

A23	Exchange ratios will depend on the exercise price and the remaining term of the option. For an example of how the exchange would work, please refer to Flextronics’s preliminary proxy statement filed with the SEC on May 21, 2009. A copy of the preliminary proxy statement can be found at www.Flextronics.com/investor. A copy of the preliminary proxy statement also can be found by searching Flextronics’s SEC filings at www.sec.gov.

Q24	My eligible stock options are already vested. Would my new stock options also be fully vested?

A24	No. All replacement options granted under the program would be subject to the new vesting schedule.

Q25	What would happen to options that I choose not to exchange?

A25	Options that you choose not to exchange would be subject to their original terms.

Q26	Will I owe taxes if I participate in the program?

A26	Generally, the exchange of eligible stock options is treated as a non-taxable exchange, and no income should be recognized upon the grant of the new stock options for U.S. federal income tax purposes. Outside the U.S., the tax consequences vary by country. You should review the tax information pertaining to your country once the tender offer materials become available, and you should consult your personal tax advisor for additional information about your personal tax situation.

Q27	Are there circumstances under which I would not be granted new options?

A27	Yes. If you are no longer an employee of Flextronics at the beginning and the end of the exchange period, and on the new option grant date, you would not receive a replacement grant.

Q28	When will the new grant date be?

A28	The timeline of the exchange and the implemented grant date for the replacement options will not be determined until the proposal has been approved by the company’s shareholders.

Q29	Will the terms and conditions of the new stock option grant be the same as the exchanged stock options?

A29	No. The new options would vest as described in A15 above, and expire seven years from the date the new options are granted.

Q30	How will I elect to exchange my options?

A30	If the exchange program is approved, you will receive more details regarding the process for participating.

Q31	What will happen if I leave Flextronics after exchanging my options, but before my new options are granted?

A31	You will be required to be employed by Flextronics at the beginning and the end of the exchange period, and on the grant date to receive a replacement grant. If you are not employed by Flextronics at such times, you would not receive any new options.

Q32	Can Flextronics help me decide whether or not I should exchange my eligible options?

A32	No. Flextronics cannot advise you as to whether or not you should participate in the program.

Q33	Who can I talk to if I have questions regarding Flextronics’s Option Exchange program?

A33	If you have additional questions after reading this Q&A, please submit a question (option.exchangeinfo@flextronics.com) for more assistance. We will not respond to questions individually; however, each question will be reviewed, and if appropriate, included in an update to the Q&A document that will be posted at (http://intranet.flextronics.com/hr/default.aspx) on a periodic basis.

Q34	How was the eligible option criteria determined?

A34	Various eligibility criteria were considered. We believe the eligible option criteria, under which eligible employees would be permitted to exchange outstanding stock options granted with exercise prices equal to or greater than $10.00 per share, represent the best balance between employee and shareholder interests. Additionally, the criteria are such that the exchange does not result in a material accounting expense for Flextronics.

Q35	What if I elect to exchange my options and then I voluntarily leave Flextronics, involuntarily terminate, or retire before they vest?

A35	If you leave Flextronics prior to the options vesting, then you will forfeit the options.

Q36	What if I elect to exchange my options and I die or become totally and permanently disabled before they vest?

A36	If you leave Flextronics prior to the options vesting, then you will forfeit the options.

Q37	Will I be eligible for the program if I am an active employee on Leave of Absence?

A37	Yes, you will be eligible for the program if you are on a leave of absence.

Q38	If I have previously exercised a portion of a stock option grant, will the remaining, unexercised options be eligible for the exchange?

A38	Yes. You would be able to elect to exchange the remaining, unexercised options. However, you would not be able to split any remaining, unexercised options from a single grant. In other words, if you have a grant of 1,000 options, and have previously exercised 500 of the options, you would be able to exchange either all remaining 500 options from that grant or none of those 500.
Flextronics has not initiated the Option Exchange Program and will not do so unless we receive approval from Flextronics’s shareholders at our 2009 Extraordinary General Meeting of Shareholders. Even if shareholder approval is obtained, Flextronics may still decide to not implement the program or to delay its implementation. If the program is commenced, Flextronics will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission (SEC). If you are eligible to participate in the program, you should read the Tender Offer Statement and other related materials when they become available because they will contain important information about the Option Exchange Program. Flextronics shareholders and option holders will be able to obtain these written materials and other documents filed by Flextronics with the SEC free of charge from the SEC’s website at www.sec.gov .

KEY TERMS

Employee Stock Option	An employee stock option gives an individual the right to buy Flextronics stock, at a specified price, by a specific date. The exercise price (or grant price) is the price at which the employee can purchase stock when the option becomes exercisable. There is a vesting period before the stock option is exercisable, and an expiration date.

Exchange Ratio and Terms	The term Exchange Ratio as used in connection with the proposed Option Exchange Program by Flextronics is the number of stock options that an employee would receive for one underwater stock option that is being surrendered and cancelled. Different stock option grants may have different exchange ratios. Exchange Ratios are intended to deliver comparable value to option-holders while avoiding additional accounting expense for Flextronics. In addition, depending on their vesting terms, different options may be exchangeable for options with different vesting schedules.

Exercise Price (Grant Price)	The price at which the stock option was granted. The difference between the exercise price (grant price) and the market price at the time the option is exercised is its value at that time. When you exercise your options, you purchase Flextronics shares at the exercise price (or grant price).

Expiration Date	Employee stock options have a fixed period when they can be exercised. Once the stock options are vested, they can be exercised until the expiration date. The expiration date for replacement options in the proposed Option Exchange Program would be 7 years after the grant date.

Fair Market Value	The closing price of Flextronics’s ordinary shares as reported on the Nasdaq Global Select Market is currently considered the fair market value of Flextronics’s shares under the Company’s employee equity incentive plans

Grant Date	The date that employee stock options are issued.

IDEA	Interactive Data Electronic Applications (“IDEA”) is a user-friendly information portal to the Securities and Exchange Commission’s (“SEC”) data that lets investors, analysts and others perform customized searches and extract meaningful and actionable filing data. If the Option Exchange Program is implemented, Flextronics’s Schedule TO filing will be available on the IDEA link on the SEC’s website. Flextronics’s other public filings such as its annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and proxy statement and all amendments to these filings are also available at IDEA as soon as is reasonably practicable after such documents are electronically filed with, or furnished to the SEC.

In the Money	When Flextronics’s current stock price is higher than the option’s exercise price.

One-time Option Exchange Program	A voluntary, one-time opportunity for eligible employees to surrender certain outstanding underwater stock options in exchange for a fewer new stock options with a lower exercise (grant) price.

SEC	United States Securities and Exchange Commission

Tender Offer Period	If the proposed amendments to the Equity Plans are approved by the shareholders, upon approval of the specific terms of the Program by the compensation committee of the Flextronics board of directors, Flextronics will file an Offer of Exchange with the SEC. Flextronics will then distribute the Offer of Exchange to eligible employees and initiate the exchange period. Eligible employees will be given at least 20 business days from the date the Program is initiated to elect to exchange any or all of their Eligible Options for Replacement Awards.

Underwater Options	The condition of an option when Flextronics’s current stock price is below the exercise price of the option.

Vesting Period	The vesting period is the time you must wait before some or all of your stock options become exercisable.